Exhibit 99.2

Fort Technology Inc.

Management’s Discussion and Analysis

For the nine-month period ended September 30, 2025

(Expressed in US Dollars)

Prepared as of December 1, 2025

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

ABOUT THIS MD&A

The following management’s discussion and analysis (“MD&A”) of financial condition and results of operations of Fort Technology Inc. (the “Company” or “We”, previously “Impact Acquisitions Corp.”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the nine-months period ended September 30, 2025, and the accompanying notes thereto (the “Consolidated Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). This MD&A has been prepared as of September 30, 2025, pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Additional information relating to Fort Technology Inc. is available on SEDAR+ at http://www.sedarplus.ca.

This MD&A was approved by the board of directors of the Company on December 1, 2025.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relates to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS.

The Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements.

BUSINESS OVERVIEW

We are an e-commerce CPG company focused on the assembly and sale of pest control products via the Amazon Marketplace utilizing the FBA and the FBM models. As at the date of this registration statement, we sell our products in the U.K., France, Germany, and other countries in Europe and we plan to sell our products in the U.S. in the future (subject to receipt of regulatory approvals).

We utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, as well as maximizing sales of its existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform has to offer. In some circumstances we scale the products and improve them.

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

The Company was incorporated pursuant to the provisions of the BCBCA on December 5, 2019. The Company is a Capital Pool Company (CPC) within the meaning of the policies of the TSX Venture Exchange. The Company’s common shares are listed on the TSXV under the symbol “FORT.V” and commenced trading on March 11, 2022.

The Company’s wholly-owned subsidiary, Fort Products Limited, was incorporated under the laws of England and Wales on November 25, 2005, under the name Sussex P C S Limited, to become manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industry. In January 2020, Sussex P C S Limited changed the company name to Fort Products Limited and since then operated an e-commerce platform, mainly through Amazon marketplace.

On March 9, 2023, Fort Products Limited was acquired by Jeffs’ Brand Ltd, a company incorporated in Israel and listed on the Nasdaq Capital Market under the symbol “JFBR”. Prior to the acquisition, Fort Products Limited’s sole market was UK, but since 2024, it started selling its products on other Amazon marketplaces, such as France, Germany, Netherlands, Spain, Italy, and Poland, and we plan to move also to Amazon.com in the future.

Recent Transactions

Fort Technology Inc. Share Purchase Agreement

On February 6, 2025, the Company entered into the Share Purchase Agreement with Jeffs’ Brands Ltd. and Fort Products Limited, pursuant to which, on the terms and subject to the conditions of the Share Purchase Agreement, Jeffs’ Brands sold all of the issued and outstanding shares of Fort Products Limited to us. The Acquisition closed on July 7, 2025. In connection with the consummation of Acquisition, we changed its name from “Impact Acquisitions Corp.” to “Fort Technology Inc.”. Pursuant to the Share Purchase Agreement, among other things, Jeffs’ Brands sold to us, all of the issued and outstanding common shares of Fort UK, in consideration for 14,285,714 of our common shares and up to an additional 9,428,571 contingent right shares, each entitling the holding thereof to acquire one of our common shares for no additional consideration upon the achievement of certain pre-determined milestones, representing a post-closing equity interest in us of 75.02% (or up to 83.29% in the event of the full achievement of the milestones).

August 2025 Private Placement

On August 21, 2025, the Company closed a non-brokered private placement (the “August 2025 Private Placement”) of convertible debentures (the “August 2025 Convertible Debentures”) at a price of $720 per August 2025 Convertible Debenture for gross proceeds of $3, 630,476. The August 2025 Convertible Debentures will mature on August 21, 2027, and bear interest at 10% per annum, payable quarterly with the first payment being for the period from August 21, 2025 to September 30, 2025. At the option of the holder, the principal amount of the August 2025 Convertible Debentures is convertible into units (each a, “August 2025 Unit”), at any time from August 21, 2025 until August 21, 2027 at a price equal to $0.931 per August 2025 Unit. Each August 2025 Unit is comprised of one common share and one common share purchase warrant of the Company (the “August 2025 Warrants”). Each August 2025 Warrant will entitle the holder thereof to acquire one additional common share at an exercise price of $0.931 per common share until August 21, 2030.

The August 2025 Convertible Debentures, and the securities issuable upon conversion of the August 2025 Convertible Debentures, are subject to a holding period until December 22, 2025, in compliance with applicable Canadian securities laws and the rules of the TSXV. The net proceeds from the August 2025 Private Placement were used for general working capital requirements and a loan investment. For additional information, see “EEH Loan” below.

The Company engaged two finders (the “Finders”) in connection with the August 2025 Private Placement. In consideration for the services provided by the Finders, the Company paid to the Finders an aggregate of $153,702 and issued to the Finders 257,722 common share at a price of $0.93 per common share. Jeffs’ Brands acquired an aggregate of 2,200 August 2025 Convertible Debentures for gross proceeds of $1,597,653, representing approximately 1,698,841 common shares on conversion of the August 2025 Convertible Debentures. Mr. Asaf Itzhaik, a director of the Company, acquired an aggregate of 130 Convertible Debentures for gross proceeds of $94,437, representing approximately 100,386 common shares on conversion of the August 2025 Convertible Debentures.

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

EEH Loan

On August 8, 2025, the Company entered into a loan agreement with EEH Ventures Limited (“EEH”) (the “Loan Agreement”), for an initial loan of £2,000,000 (the “Initial Loan”) and an additional amount of £1,000,000 will be made available by the Company 12 months from the date (the “Additional Loan”) (together, the “Loans”). The Loans will accrue interest at a rate of 7.5% per annum, calculated on a simple interest basis. The EEH is required to repay the Loans, including all interest payable, within three years from the date of the Loan Agreement. The Company will have the right, but not the obligation, to convert the outstanding principal amount and all interest accrued on the Loans into the share capital of EEH as follows: (a) the Initial Loan and all accrued but unpaid interest on the Initial Loan may be converted into shares of EEH representing 19.9% of the issued and outstanding share capital of EEH on the date of conversion, on a fully diluted basis, and (b) the Additional Loan and all accrued but unpaid interest on the Additional Loan may be converted into shares of EEH representing 5.1% of the issued and outstanding share capital of EEH on the date of conversion, on a fully diluted basis (the “Conversion”). The Conversion will be subject to the approval of the TSXV. Pursuant to the Loan Agreement, Oxford Road Investments Limited (“Oxford”), an arm’s length third party company incorporated under the laws of England and Wales operating a business as an owner of an office building in London, United Kingdom and a subsidiary of EEH, agreed to grant the Company a charge over any and all funds, receivables, or other monetary recoveries received by Oxford from the sale, refinancing, or other disposition of its assets or undertakings, remaining after (i) full and final repayment of all amounts (including principal, interest, fees, and costs) owed to a senior lender of Oxford and (ii) payment of any other amounts required by law to have priority over our security. The Company and Oxford entered into a guaranty letter dated August 15, 2025.

Reverse Share Split

On October 1, 2025, the Company effected a one-for-seven (1-for-7) reverse share split of its issued and outstanding common shares (the “Reverse Share Split”). As a result, every seven (7) shares of common shares issued and outstanding were combined into one common share.

All outstanding securities entitling their holders to purchase common shares of the Company were adjusted pursuant to their terms as a result of the Reverse Share Split. The Reverse Share Split did not affect the number of common shares authorized for issuance. All share amounts, per share data and exercise prices have been adjusted retroactively within these Consolidated Financial Statements to reflect the Reverse Share Split.

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

SELECTED QUARTERLY INFORMATION

The selected financial information provided below is derived from the Consolidated Financial Statements.

Summary of Statements of Financial Position

U.S. dollars in thousands	September 30, 2025	December 31, 2024	Explanation of material changes
Current Assets	4,932	3,832	Current assets increased primarily by the recognition of a short-term deposit in the amount of $352, increase in other receivables and trade receivables, partially offset by a decrease in cash and cash equivalents.
Non-current Assets	3,291	385	Non-current assets increased primarily due to the recognition of a convertible loan receivable of $2,970 in connection with the EEH Loan, partially offset by depreciation/amortization on right-of-use assets and property and equipment.
Total Assets	8,223	4,217

Current liabilities	3,563	2,581	Current liabilities increased mainly due to increase in related-parties payable and the recognition of a loan commitment liability of $258 related to the additional EEH funding commitment, along with higher trade payables, partially offset by lower other payables.
Non-current liabilities	3,266	232	Non-current liabilities increased primarily due to the issuance and recognition of the liability component of convertible debentures in the amount of $3,063 from the August 2025 private placement, partially offset by movements in lease liabilities and deferred taxes.
Total liabilities	6,829	2,813

Shareholders’ equity	1,394	1,404	Shareholders’ equity decreased due to net loss for the period which was largely offset by equity increases from the shares issuance to reflect the effect of the reverse recapitalization, issuance of convertible debenture (equity component) and stock-based compensation.

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

SELECTED QUARTERLY INFORMATION

Summary of statements of loss

	Nine Months Ended September 30,
U.S. dollars in thousands (except share and per share information)	2025	2024
Revenues	$8,050	6,444
Cost of sales	$7,357	5,188
Gross Profit	$693	1,256
Sales and marketing	$809	435
General and administrative	$615	168
Other expenses	$-	116
Operating profit (loss)	$(731)	537
Listing expenses	$3,784	-
Financial expense, net	$105	44
Profit (loss) before taxes	$(4,620)	493
Tax expenses	$6	93
Net profit (loss) for the year	$(4,626)	400

Profit (loss) per common share (basic and diluted)	$(0.29)	0.03

Revenues

Our revenues consist of revenue derived from sales mainly on Amazon. The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	Nine Months Ended September 30,
U.S. dollars in thousands	2025	2024
Revenues	$8,050	6,444
Cost of sales	$7,357	5,188
Gross profit	$693	1,256

Our revenues for the nine months ended September 30, 2025, were $8,050 thousand compared to $6,444 thousand for the nine months ended September 30, 2024, an increase of $1,606 thousand, or 25%. The increase is mainly attributable to management approach to focus on Amazon platform, with variety of new products and the continuous launch into Europe market in 2024.

Cost of revenues

Our cost of revenues consists of the purchase of finished goods, freight, cost of commissions to Amazon and change in inventory.

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

The following table discloses the breakdown of the cost of revenues for the periods set forth below:

	Nine Months Ended September 30,
U.S. dollars in thousands	2025	2024
Purchases and changes in inventory	$2,694	1,862
Sales fulfillment commissions	$3,796	2,847
Freight	$362	268
Storage	$70	2
Wages, salaries and related expenses	$356	143
Packing Supplies	$55	66
Other	$24	-
Total	$7,357	5,188

Freight and storage expenses for the nine months ended September 30, 2025, amounted to $432 thousand, compared to $270 thousand for the nine months ended September 30, 2024, an increase of $162 or 60%. The increase is mainly due to increase in freight costs due to the company's decision to source goods from China rather than purchase goods from local suppliers in the United Kingdom only.

Sales fulfillment commissions for the nine months ended September 30, 2025, amounted to $3,796 thousand, compared to $2,847 thousand for the nine months ended September 30, 2024, an increase of $949 thousand or 33%. The increase is mainly attributable to the increase in sales and the fees related to those revenues as well as increase in revenues attributed to Europe where Amazon fees rates in Europe are higher than in United Kingdom.

Purchases of finished goods and changes in inventory for the nine months ended September 30, 2025, amounted to $2,694 thousand, compared to $1,862 thousand for the nine months ended September 30, 2024, an increase of $832 or 45%. The purchases and changes in inventory in relation to revenues was 33% compared to 29% which derives from the management approach as described above.

Wages, salaries and related expenses for the nine months ended September 30, 2025, amounted to $356 thousand, compared to $143 thousand for the nine months ended September 30, 2024, an increase of $213 thousand or 149%. The increase is due to the change in the transfer pricing allocation method resulting from the new transfer pricing study conducted in 2025, which became effective from the beginning of the year, increased the salary expenses allocated to cost of revenues.

Gross Profit

Our gross profit for the nine months ended September 30, 2025, was $693 thousand, compared to gross profit of $1,256 thousand for the nine months ended September 30, 2024, a decrease of $563 thousand, or 45%. The decrease was primarily driven by higher cost of revenues, which increased at higher rate than revenues, reflecting higher finish goods costs, changes in product mix, increased logistics and storage expenses and changes in transfer pricing allocation method.

Operating Expenses

Our current operating expenses consist of three components — marketing and sales expenses general and administrative expenses and other expenses.

Sales and marketing Expenses

Our sales and marketing expenses consist primarily of Amazon advertising cost, consultants and other sales and marketing expenses.

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

The following table discloses the breakdown of sales and marketing expenses for the periods set forth below:

	Nine Months Ended September 30,
U.S. dollars in thousands	2025	2024
Advertising	$615	418
Wages, salaries and related expenses	$144	17
Professional services	$50	-
Total	$809	435

Sales and marketing expenses for the nine months ended September 30, 2025, amounted to $809 thousand, compared to $435 thousand for the nine months ended September 30, 2024, an increase of $374 thousand, or 86%. The increase is mainly attributable to an increase in advertising costs on Amazon marketplace, which derives from the management approach as described above, and the change in the transfer pricing allocation method resulted from the new transfer pricing study conducted in 2025, as described above.

General and Administrative Expenses

Our general and administrative expenses consist primarily of professional service, facilities, depreciation and amortization and other general and administrative expenses.

The following table discloses the breakdown of our general and administrative expenses for the periods set forth below:

	Nine Months Ended September 30,
U.S. dollars in thousands	2025	2024
Directors’ fees	$30	19
Professional services	$352	49
Maintenance	$70	30
Depreciation and amortization	$48	32
IT software and consumables	$18	19
Wages, salaries and related expenses	$32	-
Other	$65	19
Total	$615	168

General and administrative expenses for the nine months ended September 30, 2025, amounted to $615 thousand, compared to $168 thousand for the nine months ended September 30, 2024, an increase of $447 thousand, or 266%. The increase is mainly attributable to higher audit and legal fees, increased compliance and reporting requirements and additional professional and corporate governance services. In addition, the change in the transfer pricing allocation method resulted from the new transfer pricing study conducted in 2025, as described above.

Operating Profit

Our operating loss for the nine months ended September 30, 2025, was $731 thousand, compared to an operating profit of $537 thousand for the nine months ended September 30, 2024, a decrease of $1,268 thousand, or 236%. The decrease in 2025 was due to factors mentioned above.

Listing expenses

Our Listing expenses for the nine months ended September 30, 2025, were $3,784 thousand. These expenses primarily reflect the impact of the reverse recapitalization between Fort Technology Inc. and Fort Products Limited. The expenses relate to the reverse recapitalization with a Capital Pool Company (CPC) and were recognized in accordance with IFRS. As a result, the Company recognized these expenses directly in the statements of profit or loss, consistent with the treatment of consideration paid for obtaining a stock exchange listing rather than for acquiring identifiable assets or businesses.

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

Financial expenses

Financial expenses consist of foreign currency exchange differences, mainly between USD, GBP and CAD, interest, discount amortization and bank fees.

Our financial income, net, was $105 thousand for the nine months ended September 30, 2025, compared to net financial income, net, of $44 thousand for the nine months ended September 30, 2024, an increase of $61 thousand, or 139%. The increase was primarily attributable to interest expenses and amortization of discount expenses in related to convertible debenture issued in August 2025 offset by interest income on convertible loan investment issued in August 2025.

a.	Finance expenses, net:

	Nine Months Ended September 30,
	2025	2024
	U.S. dollars in thousands
Finance income:

Interest income	32	-
Total finance income	32	-

Finance expense:

Exchange rate differences	57	38
Bank fees	6	2
Interest expenses	39	-
Discount amortization expenses on convertible debenture	27	-
Other finance expenses	8	4
Total finance expenses	137	44

Finance expense (income), net	105	44

Net profit

Our net loss for the nine months ended September 30, 2025, was $4,626 thousand, compared to net profit of $400 thousand for the nine months ended September 30, 2024, a decrease of $5,026 thousand, or 1,256%. The decrease in 2025 was due to the completion of the reverse recapitalization causing a listing expenses of 3,784 and related expenses for acting as a public company in addition to a decrease in gross profit.

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

LIQUIDITY AND CAPITAL RESOURCES

Summary of Statements of cash flows

	Nine Months Ended September 30,
U.S. dollars in thousands	2025	2024
Net cash used in operating activities	$(1,312)	(54)
Net cash used in investing activities	$(2,483)	(11)
Net cash from (used in) financing activities	$3,424	(38)
Net increase (decrease) in cash and cash equivalents	$(371)	(103)

Cash Flows from Operating Activities

During the nine months ended September 30, 2025, we had negative cash flow from operations in the amount of $1,312 thousand compared to a negative cash flow of $54 thousand for the nine months ended September 30, 2024.

Our net cash from operating activities in 2025 consists primarily of net loss of $4,626 thousand, increase in Listing expense (non-cash) of $3,459, increase in trade and other receivables of $603 thousand, increase in related party payable of $688 thousand and increase in inventory of $332 thousand.

Cash Flows from Investing Activities

During the nine months ended September 30, 2025, we had negative cash flow from investing activities in the amount of $2,483 thousand, compared to a negative cash flow of $11 thousand for the nine months ended September 30, 2024.

Our net cash used in 2025 in investing activities consists primarily of investment in convertible loan receivable of $2,717 thousand partially offset by changes conversion of short term deposits to cash and cash equivalents.

Cash Flows from Financing Activities

During the nine months ended September 30, 2025, we had cash flow from financing activities in the amount of $3,424 thousand, compared to a negative cash flow of $38 thousand for the nine months ended September 30, 2024.

Our net cash used in 2025 in financing activities primarily consists of issuance of convertible debenture $3,464 thousand.

Equity Investments

-	As of December 31, 2024, a total of 125,714 share options were outstanding and fully exercisable at an exercise price of CAD 0.70 per option (approximately $0.49 per option). These share options are scheduled to expire in March 2027.

-	On September 15, 2025, the Company granted 278,571 RSUs to officers and members of the Board of Directors and 257,142 RSUs to advisors of the Company. Half of the RSUs granted will vest after one year and the other half will vest in four tranches over the second year from the date of grant. The Company recorded an expense of $10 thousand in respect of such grant, included in general and administrative expenses.

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered any off-balance sheet transactions that have, or are reasonably likely to have, a current or future effect on the financial performance of financial condition of the Company.

SUMMARY OF MATERIAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the Consolidated Financial Statements, and the reported amount of expenses during the reporting period. Actual results may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in income in the year in which such adjustments become known.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has not changed any accounting policy during the nine-months period ended September 30, 2025. All the accounting policies (including accounting policies that were initially adopted) are described in Note 3 to the Annual Consolidated Financial Statements.

RELATED PARTY TRANSACTIONS

The Company’s key management personnel consist of those people having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that its key management personnel consist of members of the board of directors and executive officers (currently the Company’s CEO and CFO).

Transactions and balances with related parties

	Nine months ended September 30,
U.S. dollars in thousands	2025	2024

Cost of revenues
Management fees (a2)	136	-

Sales and marketing
Management fees (a2)	109	-

General and administrative expenses:
Directors’ fees (a1)	30	19
Management fees (a2)	27	-
Professional services – CEO and CFO	28	-

Other expenses:
Management fees (a2)	-	116

Financial expenses:
Interest expenses on convertible debentures (a3)	19	-

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

Balances with related parties

	September 30,	December 31,
U.S. dollars in thousands	2025	2024
Other receivables (a3)	19	-
Trade payables (a1)	-	198
Related parties payable (a2)	2,136	1,775
Convertible debentures (a3)	1,428	-

(a1)	The monthly fee of £1,600 (approximately $2,000) commenced on October 1, 2023.

(a2)	On March 30, 2023, the Fort entered into a service agreement with Jeffs’ Brands (the “Jeffs’ Brands Service Agreement”) pursuant to which Jeffs’ Brands will provide different services to Fort. The Jeffs’ Brands Service Agreement is for a period of 12 months starting March 2023 and renewed for additional successive 12 months period. On June 10, 2025, the Jeffs’ Brands Service Agreement was amended to extend the term of the agreement to March 9, 2026, and will automatically renew for additional successive 12-month periods unless terminated by mutual agreement or 60 days’ notice.

Fees are determined by a transfer pricing study, which until December 31, 2024 was calculated based on a percentage of operating profit, complaint with applicable laws. As of January 1, 2025, the fees are determined based on a new transfer pricing study based on cost-plus method. The new transfer pricing study was implemented during the third quarter of 2025 and applied retroactively to services rendered since January 1, 2025.Accordingly, Jeffs' Brands charges the Company and Fort the cost of employees related to the Company’s and Fort activities (mainly costs related to Fort operation with Amazon) and their related overhead on a cost plus 8%.

(a3)	In connection with the issuance of the convertible debentures (as described in Note 3c), Jeffs’ Brands participated in the offering and acquired convertible debentures in an amount of approximately $1.6 million. In addition, one of the Company’s director participated in the offering and acquired convertible debentures in an amount of approximately $94 thousand at the same terms of the rest of the participants. Interest receivables recorded in other receivables.

OUTSTANDING SHARE DATA

A summary of the number of the Company’s issued and outstanding equity instruments is as follows:

	September 30, 2025	Date of this MD&A
Common shares issued and outstanding (1)	19,323,110	19,323,110
Equity incentive stock options (2)	82,857	82,857
Common share purchase warrants (2)	20,339	20,339
Restricted Stock Units	535,714	621,428

Notes:

(1)	Authorized: Unlimited common shares without par value.

(2)	Every warrant and option entitles the holder thereof to acquire one common share of the Company for of CAD 0.70 per option (approximately $0.49 per option) until March 2027.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, short term deposit, trade receivables, other receivables, convertible loan receivable, trade payables, other payables, lease liability, related party payable, convertible debentures and loan commitment liability. Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

-	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

-	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

-	Level 3 - Inputs that are not based on observable market data.

The fair value of the Company’s cash and cash equivalents, short term deposit, trade receivables, other receivables, trade payables, other payables, lease liability, related party payable and convertible debentures approximate their carrying value, which is the amount recorded on the statement of financial position.

The Company’s financial instruments expose it to certain financial risks, including liquidity risk and currency exchange risk:

Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has established an appropriate liquidity risk management framework for management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Foreign currency risk management

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Functional Currency of the Company and its subsidiaries is US dollar, and, as such, the Company is exposed to currency exchange risk due to fluctuations in foreign exchange rates against GBP, Euro and Canadian dollar.

A summary of the Great British Pound (GBP), Euro (EUR) and Canadian dollar (CAD) exchange rates against the US dollar (USD) is as follows:

Currency	September 30, 2025	September 30, 2024	December 31, 2024
UDS/GBP	0.74769	0.74436	0.79572
USD/GBP Average	0.76122	0.78273	0.78242
UDS/EUR	0.85272	0.89559	0.95995
USD/ EUR Average	0.89494	0.91957	0.92419
UDS/CAD	1.39207	1.3514	1.43835
USD/CAD Average	1.39890	1.35979	1.36946